SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer No. 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderurgica Nacional (“CSN” or “Company”) informs its shareholders and the market in general that, together with CSN Energia S.A., a private corporation controlled by CSN that purchases and commercializes energy for the group (“CSN Energia”), entered into, on July 01, 2022, with Astra Infraestrutura I Fundo de Investimento em Participação Multiestratégia, an equity investment fund managed by Reag Administradora de Recursos Ltda., a limited liability company registered with the CNPJ/ME under No. 23.863.529/0001-34, and with BMPI INFRA S.A. (“BMPI”), a share purchase and sale agreement (“Agreement ”) through which they intend to acquire 100%(one hundred percent) of the shares issued by Companhia Energética Chapecó S/A – CEC (“Chapecó”), holder of the grant to exploit the Quebra-Queixo Hydroelectric Power Plant (“Transaction”).

The Agreement sets forth the right of CSN and CSN Energia to transfer their rights and obligations related to the Agreement to any of their affiliates.

The closing of the Transaction is subject, among other suspensive conditions, to the approval of the antitrust and regulatory authorities.

Considering the growing projection of electricity consumption by CSN for the coming years due to its recent acquisitions and projects under development in the medium and long term, the acquisition of the Quebra-Queixo Hydroelectric Power Plant , which holds an average installed capacity of 120MW, has the purpose to support and strengthen CSN’s expansion strategy in Brazil, through investments in renewable and self-production energy sources, for greater business competitiveness.

The Company will keep its shareholders and the market in general duly informed of any developments of the Transaction, pursuant to the terms of the applicable law.

São Paulo, July 4, 2022.

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

COMPANHIA SIDERÚRGICA NACIONAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 7, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.